FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                            For the month of May 2004
                            -------------------------
                            -------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On May 18, 2004, G. Willi-Food International Ltd. (the "Registrant") announced its unaudited financial results for the first quarter ended March 31, 2004.






EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated May 18, 2004.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  May 19, 2004

                                          By: /s/ Joseph Williger
                                          -------------------------
                                          Joseph Williger
                                          Chief Executive Officer

                         G. WILLI-FOOD INTERNATIONAL LTD
          ANNOUNCES RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2004

              Q1 SALES INCREASE OF 18%, NET INCOME DECREASE OF 66%

Yavne, Israel, May 18, 2004.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its unaudited financial results for the first quarter ended March 31, 2004.

Total sales for the three months ended March 31, 2004, increased by 18% to NIS 44,431,000 (US$ 9,813,000) from NIS 37,692,000 (US$ 8,324,000) for the same period in 2003. The increase in total sales for the three months ended March 31, 2004 compared with the same period in 2003 was due primarily to expanded advertising efforts under the Company's "WILLI FOOD" label during the first quarter of 2004.

Gross profit for the three months ended March 31, 2004 increased by 2% to NIS 8,398,000 (US$ 1,854,000) from NIS 8,243,000 (US$ 1,820,000) for the same period in 2003. The gross profit represents 19% of the total sales for the three months ended March 31, 2004 compared with 22% for the same period in 2003. The decrease in gross profit, as a percentage of sales, for the three months ended March 31, 2004 was due to, among other things, adverse market conditions and the need to promote the Company's products through discounts and other promotional activities that impacted the profit margin during the first quarter.

Operating income for the three months ended March 31, 2004 decreased by 60% to NIS 1,523,000 (US$ 336,000) from NIS 3,772,000 (US$ 833,000) for the same period in 2003. The decrease in operating income was due primarily to the increase in marketing costs during the first quarter. The Company undertook an expansive advertising campaign to promote the Company's brand name and products during Q1 that resulted in a one-time increase in marketing costs of approximately NIS 1,800,000 (US$ 398,000).

Net income for the three months ended March 31, 2004 decreased by 66% to NIS 1,337,000 (US$ 296,000) from NIS 3,023,000 (US$ 668,000) for the same period in
2003.

The basic earnings per share for the three months ended March 31, 2004 decreased to NIS 0.31 (US$ 0.07) from NIS 0.71 (US$ 0.16) for the same period in 2003.

G. Willi-Food International Ltd., is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The Company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The Company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                  CONVENIENCE
                                                              ADJUSTED NEW        TRANSLATION
                                                           ISRAELI SHEKELS (1)  INTO U.S. DOLLARS
                                                                  -------         -------
                                                  MARCH 31        DECEMBER 31,    MARCH 31
                                                  -------         -------         -------
                                                  2 0 0 4         2 0 0 3         2 0 0 4
                                                  -------         -------         -------
                                                          I N   T H O U S A N D S
                                                  ---------------------------------------

      ASSETS

CURRENT ASSETS

   Cash and cash equivalents                       19,643          12,463           4,339
   Marketable securities                           19,662          42,298           4,342
   Trade receivables                               41,570          29,674           9,181
   Other receivables and prepaid expenses           2,796           2,902             617
   Inventories                                     26,314          18,823           5,811
                                                  -------         -------         -------
      TOTAL CURRENT ASSETS                        109,985         106,160          24,290
                                                  -------         -------         -------


PROPERTY AND EQUIPMENT, NET                         3,435           3,398             759


OTHER ASSETS, NET                                      69              61              15
                                                  -------         -------         -------
                                                  113,489         109,619          25,064
                                                  =======         =======         =======

      LIABILITIES AND SHAREHOLDERS'

         EQUITY

CURRENT LIABILITIES

   Payables:

      Short term bank credit and other                930              45             206
      Trade payables                               19,379          16,110           4,280
      Related parties                                 725           1,348             160
      Other and accrued expenses                    3,779           4,796             833
                                                  -------         -------         -------
      TOTAL CURRENT LIABILITIES                    24,813          22,299           5,479
                                                  -------         -------         -------

LONG TERM LIABILITIES

    Accrued severance pay                             191             170              42
                                                  -------         -------         -------

SHAREHOLDERS' EQUITY                               88,485          87,150          19,543
                                                  -------         -------         -------
                                                  113,489         109,619          25,064
                                                  =======         =======         =======


(1) Adjusted to NIS as of December 2003.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                          CONVENIENCE
                                                     ADJUSTED NEW         TRANSLATION
                                                  ISRAELI SHEKELS (1)   INTO U.S. DOLLARS
                                                        ---------         ---------
                                    THREE MONTHS       THREE MONTHS      THREE MONTHS
                                      ---------         ---------         ---------
                                   ENDED MARCH 31,    ENDED MARCH 31,   ENDED MARCH 31,
                                      ---------         ---------         ---------
                                      2 0 0 4           2 0 0 3           2 0 0 4
                                      ---------         ---------         ---------
                                 I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                      ---------         ---------         ---------

  Sales                                  44,431            37,692             9,813

  Cost of sales                          36,033            29,449             7,959
                                      ---------         ---------         ---------

     GROSS PROFIT                         8,398             8,243             1,854
                                      ---------         ---------         ---------

  Selling expenses                        5,041             2,289             1,113

  General and administrative

     expenses                             1,834             2,182               405
                                      ---------         ---------         ---------

     Total operating expenses             6,875             4,471             1,518
                                      ---------         ---------         ---------

     OPERATING INCOME (LOSS)              1,523             3,772               336

  Financial income

      (expenses), net                       546               542               121
                                      ---------         ---------         ---------

Income before other income                2,069             4,314               457

Other income                                 34                 -                 8
                                      ---------         ---------         ---------

  Income before taxes

     on income                            2,103             4,314               465

  Taxes on income                           766             1,291               169
                                      ---------         ---------         ---------

     NET INCOME                           1,337             3,023               296
                                      =========         =========         =========


Earnings per share data:

Earnings  per share:

   Basic                                   0.31              0.71              0.07
                                      =========         =========         =========

   Diluted                                 0.31              0.71              0.07
                                      =========         =========         =========

Shares used in computing
   basic and diluted earnings
   per ordinary share:                4,277,500         4,277,500         4,277,500
                                      =========         =========         =========


(1) Adjusted to NIS as of December 2003.